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                                                                    EXHIBIT 99.1

Securities and Exchange Commission
Washington, D.C. 20549

     Arthur Andersen, our independent auditors, has issued the audit report included in our annual report on Form 20-F. In compliance with Release Nos. 33-8070, 34-45590, 35-27503, 39-2395, IA-2018, IC-25464, FR-62, File No.
S7-03-02, we confirm that Arthur Andersen has represented to us that the audit was subject to Arthur Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards. Arthur Andersen has also represented to us that that there was appropriate continuity of Arthur Andersen's personnel working on audits, availability of national office consultation and availability of personnel at foreign affiliates of Arthur Andersen, to conduct the relevant portions of the audit.


/s/ FLAG Limited
FLAG Limited
London, England
June 28, 2002